Exhibit No.                Description

     1         Press Release issued by Volvo on June 25, 1996

VOLVO PROCEEDS WITH GLOBAL OFFERING OF PHARMACIA & UPJOHN SHARES

AB Volvo has decided to proceed, subject to market conditions, with a global offering of a majority of its holding of shares in Pharmacia & Upjohn, Inc. The offering, which comprises a total of 46,000,000 shares, representing two-thirds of Volvo's present holding, will be directed to buyers in the US, the Nordic countries and in other international markets. In addition, the underwriters will have options to purchase up to an additional 6,900,000 shares to cover possible over-allotments.

Volvo has appointed Goldman, Sachs & Co. and Merrill Lynch & Co. as joint global co-ordinators and joint bookrunners.

A roadshow related to the offering is expected to begin in Stockholm on Friday July 5 and to continue the following two weeks in Europe and the United States. Pricing of the offering is expected during the week of July 22.

Following the offering, Volvo's shareholding in Pharmacia & Upjohn will represent approximately 4.7% of the equity (3.3% if over-allotment options are exercised in full). Volvo has agreed to a six month lock-up period for its remaining shareholding.

This offering is consistent with Volvo's stated intention of concentrating its resources on its vehicle and transport equipment operations.

Copies of prospectuses can be obtained from Goldman, Sachs Co. and Merrill Lynch & Co.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any U.S. State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such U.S. State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such U.S. State.